UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 18, 2017

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 18, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 18, 2017	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER 2017 RESULTS

Highlights

•	Reported GAAP net income of $2.8 million, or $0.02 per share, and adjusted net income(1) of $7.0 million, or $0.04 per share, in the first quarter of 2017.

•	Generated free cash flow(1) of $34.4 million in the first quarter of 2017.

•	Declared cash dividend of $0.03 per share for the first quarter of 2017, representing the minimum quarterly dividend.

•	In April 2017, Teekay Tankers signed a term sheet for a sale-leaseback financing for four of its modern Suezmax tankers, which is expected to increase liquidity by approximately $30 million.

•	Completed the sale of two older Suezmax tankers in January and March 2017 and agreed to sell an older Aframax tanker, the Kyeema Spirit, which is scheduled to deliver in the second quarter of 2017.

Hamilton, Bermuda, May 18, 2017 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended March 31, 2017:

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	March 31, 2017	December 31, 2016	March 31, 2016
GAAP FINANCIAL COMPARISON
Total revenues	125,096	117,704	164,950
Income from vessel operations	9,012	5,660	53,838
Net income	2,828	6,846	38,980
Earnings per share	0.02	0.04	0.25
Weighted-average number of common shares - basic	164,352,065	156,712,832	156,083,657
NON-GAAP FINANCIAL COMPARISON
Adjusted net income (1)	7,028	5,104	45,958
Adjusted net income per share (1)	0.04	0.03	0.29
Total cash flow from vessel operations (1)	42,471	43,134	86,225
Free cash flow (1)	34,358	34,207	66,218
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
GAAP net income and adjusted net income were affected by lower spot tanker rates in the first quarter of 2017 compared to the same period of the prior year. GAAP net income was also affected by losses on the sales of two Suezmax tankers and two Medium Range (MR) tankers, which were sold in the first quarter of 2017 and the second half of 2016, respectively.
GAAP net income and adjusted net income were positively impacted by higher spot tanker rates in the Company’s Aframax and LR2 product tanker fleets in the first quarter of 2017 compared to the fourth quarter of 2016, as well as lower freight tax accruals. Compared to the fourth quarter of 2016, GAAP net income for the first quarter of 2017 was also affected by lower unrealized gains on derivative instruments, partially offset by lower losses on vessel sales.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“During the first quarter of 2017, we generated cash flow from operations of $34.4 million, and paid a quarterly dividend of 3 cents per share,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer.  “While spot tanker rates were largely in-line with those for the fourth quarter of 2016, the tanker market experienced downward pressure over the course of the recent quarter, primarily due to heavy refinery maintenance, OPEC supply cuts and higher tanker fleet growth.  Overall, we anticipate the tanker market to weaken into 2017 as a result of ongoing OPEC supply cuts and higher tanker fleet growth; however, robust global oil demand growth and changing trading patterns due to OPEC supply cuts are expected to provide support to mid-size tanker demand as more crude oil moves long-haul from the Atlantic basin to Asia. Looking ahead to 2018, we anticipate a renewed market upturn driven by a lack of new tanker ordering, increased scrapping due to regulatory changes, and a more balanced oil market.”
“In addition to completing the sale and delivery of our older tonnage and generating strong cash flow from operations during the quarter, we are continuing to focus on further strengthening our balance sheet,” commented Mr. Mackay. “We have recently signed a term sheet on a 12-year sale-leaseback financing transaction for four of our modern Suezmax tankers. Once finalized, this transaction is expected to increase our liquidity position by approximately $30 million and strengthen our financial position to manage the current spot market weakness, while maintaining our exposure to what we anticipate will be a renewed tanker market upturn in 2018.”
Summary of Recent Developments
Sale-Leaseback Financing Transaction
In April 2017, Teekay Tankers signed a term sheet for a $153 million, 12-year sale-leaseback financing relating to four of its modern Suezmax tankers.  The transaction, once completed, is expected to further strengthen the Company’s balance sheet and increase the Company’s liquidity position by approximately $30 million. The transaction, which is subject to final lessor approval and customary closing conditions, is expected to be completed in mid-2017.
Sale of an Older Aframax Tanker
In March 2017, Teekay Tankers agreed to sell a 1999-built Aframax tanker, the Kyeema Spirit, to a third party for proceeds of approximately $7.5 million, which is scheduled to deliver in the second quarter of 2017.
Secured Additional Fixed-Rate Charter
Since February 2017, Teekay Tankers entered into a time charter-out contract for one Suezmax tanker at a rate of approximately $21,000 per day and a firm period of one year, plus an extension option, which commenced in early-April 2017.
Tanker Market
Although the Company recorded stronger average spot tanker rates for its Aframax and LR2 Product tanker fleets and rates similar for its Suezmax tanker in the first quarter of 2017, compared with rates for the fourth quarter 2016, the tanker market experienced downward pressure over the course of the first quarter due to heavy refinery maintenance, OPEC supply cuts and higher tanker fleet growth. However, changing trade patterns due to OPEC production cuts have provided support for mid-sized spot tanker rates, as a decline in Middle Eastern oil exports resulted in an increase in ton-mile intensive Atlantic Basin to Asia oil movements.

Since the start of 2017, OPEC has implemented 1.2 million barrels per day (mb/d) of oil production cuts in an effort to rebalance oil prices. Compliance with these cuts by OPEC members was 92 percent as of March 2017, with most cuts coming from Saudi Arabia. While OPEC cuts are negative for overall oil volumes available for transport, the mid-sized segments have found some support from increased ton-mile demand as Asian buyers look to Atlantic Basin supply to replace reduced OPEC barrels. For the first four months of 2017, U.S. crude exports averaged 0.4 mb/d higher year-on-year, and reached 1.0 mb/d by mid-March 2017. Overall, U.S. crude volumes are increasingly moving to Asian and European buyers, which is supportive of mid-sized tanker demand. In February 2017, China imported 0.3 mb/d of U.S. crude, overtaking Canada as the largest importer of U.S. crude.

In addition to these positive trade fundamentals, global oil demand growth remains robust with forecast growth of approximately 1.3 mb/d in 2017, according to the IEA. This growth is expected to provide further support for mid-sized tanker rates during an otherwise challenging freight rate environment.
In 2017, the Company anticipates high tanker fleet growth to present headwinds to the crude spot tanker market. During the first four months of 2017, the world tanker fleet grew by 12.1 million deadweight tons (mdwt), or 2.2 percent. Total tanker fleet growth for 2017 is forecast to be 24.1 mdwt, or approximately 4.3 percent, which is slightly lower than 2016 but consistent with the ten-year average. Mid-size tanker fleet growth is expected to be around 10.7 mdwt, or approximately 5.6 percent, for 2017. After two years of record low scrapping, the Company believes that scrapping has the potential to ramp up in the near-term given the current weakness in spot tanker rates combined with an aging fleet across all segments. New regulations, including ballast water management, may also increase scrapping in the medium-term.
Overall, the Company expects 2017 to be a year of softer tanker rates compared to 2016. However, growing crude oil supply in the Atlantic moving long-haul to Asia is expected to provide some underlying support to help offset the negative fundamentals of lower OPEC supply and a period of higher fleet growth. The Company anticipates this near-term dip in the market cycle to be relatively short-term in nature, as a lack of new tanker ordering in the mid-sized segments and increased scrapping due to regulatory changes, as well as a more balanced oil market, is expected to lead to a renewed market upturn in 2018.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	March 31, 2017	December 31, 2016	March 31, 2016
Time Charter-Out Fleet
Suezmax revenue days(i)	485	390	189
Suezmax TCE per revenue day	$25,566	$27,825	$32,106
Aframax revenue days(i)	531	540	633
Aframax TCE per revenue day	$22,851	$23,132	$22,768
LR2 revenue days(i)	270	247	91
LR2 TCE per revenue day	$19,809	$19,532	$25,388

Spot Fleet
Suezmax revenue days(i)	1,305	1,573	1,696
Suezmax spot TCE per revenue day(ii)	$21,868	$22,422	$36,145
Aframax revenue days(i)	1,264	1,240	1,522
Aframax spot TCE per revenue day(iii)	$18,874	$17,542	$26,938
LR2 revenue days(i)	450	460	679
LR2 spot TCE per revenue day	$18,354	$13,885	$23,687
MR revenue days(i)	—	48	182
MR spot TCE per revenue day	—	$11,954	$18,629

Total Fleet
Suezmax revenue days(i)	1,790	1,963	1,885
Suezmax TCE per revenue day	$22,870	$23,495	$35,739
Aframax revenue days(i)	1,795	1,780	2,155
Aframax TCE per revenue day	$20,050	$19,238	$25,714
LR2 revenue days(i)	720	707	770
LR2 TCE per revenue day	$18,900	$15,857	$23,888
MR revenue days(i)	—	48	182
MR TCE per revenue day	—	$11,954	$18,629

(i)
Revenues Days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA, Gemini Suezmax pool and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(1) Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of May 18, 2017 (excluding one time charter-in contract, which is scheduled to expire in the second quarter of 2017, and excluding one Aframax tanker that the Company has agreed to sell and is scheduled to be delivered in the second quarter of 2017):

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	6	—	6
Aframax Tankers	6	—	6
LR2 Product Tankers	2	—	2
VLCC Tanker(i)	1	—	1
Total Fixed-Rate Fleet	15	—	15
Spot-rate:
Suezmax Tankers	14	—	14
Aframax Tankers(ii)	7	3	10
LR2 Product Tankers	5	—	5
MR Product Tankers	—	—	—
Total Spot Fleet	26	3	29
STS Support Vessels	4	2	6
Total Teekay Tankers Fleet	45	5	50

(i)	The Company’s ownership interest in this vessel is 50 percent.

(ii)	Includes three Aframax tankers with charter-in contracts that are scheduled to expire between September 2017 and March 2021; two of these charter-in contracts include options to extend.

Liquidity Update
As at March 31, 2017, the Company had total liquidity of $86.3 million (comprised of $47.6 million in cash and cash equivalents and $38.7 million in undrawn revolving credit facilities), compared to total liquidity of $102.4 million as at December 31, 2016. Giving pro forma effect to the above-mentioned sale-leaseback financing transaction, the Company had total liquidity of approximately $116 million as of March 31, 2017.
Conference Call
The Company plans to host a conference call on Thursday, May 18, 2017 at 1:00 p.m. (ET) to discuss its results for the first quarter of 2017. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 263-0877 or (416) 640-5942, if outside of North America, and quoting conference ID code 2511906.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently owns a fleet of 40 double-hull tankers, including 20 Suezmax tankers, 13 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has three contracted time charter-in vessels. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of over 11 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net Income, Free Cash Flow, Net Revenues and Cash Flow from Vessel Operations, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Adjusted Net Income
Adjusted net income excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results, as outlined in Appendix A of this release. The Company believes that certain investors use this information to evaluate the Company’s financial performance as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Free Cash Flow
Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, FCF from the equity accounted investments, loss on sale of vessel, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, gain on sale of vessel and certain other non-cash items. The Company has included FCF from the equity accounted investments as a component of our FCF. FCF from the equity accounted investments represents the Company’s proportionate share of FCF from its equity-accounted investments. The Company does not control its equity-accounted investments. Consequently, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the equity accounted investment or distributed to the Company and other shareholders. In addition, the Company does not control the timing of such distributions to the Company and other shareholders. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity accounted investments may not be available to the Company in the periods such free cash flow is generated by the equity accounted investments. The Company believes that certain investors use this information to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net Revenues
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.
Cash Flow From Vessel Operations
Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, and gains or losses on the sale of vessels and equipment. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted investments. The Company does not control the equity accounted investments. Consequently, the Company does not have the unilateral ability to determine whether the cash generated by the equity accounted investments is retained within the equity accounted investment or distributed to the Company and other shareholders. In addition, the Company does not control the timing of such distributions to the Company and other shareholders. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from

CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by the equity accounted investments. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies, as does management. Please refer to Appendices C of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity accounted investments, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)

Net pool revenues	45,452	49,869	110,806
Time charter revenues	30,330	28,490	22,987
Voyage charter revenues(1)	39,344	30,282	20,549
Other revenues(2)	9,970	9,063	10,608
Total revenues	125,096	117,704	164,950

Voyage expenses(1)	(24,447)	(17,727)	(12,823)
Vessel operating expenses	(44,138)	(46,353)	(45,073)
Time-charter hire expense	(13,627)	(11,683)	(20,716)
Depreciation and amortization	(24,909)	(25,573)	(27,067)
General and administrative expenses	(4,536)	(4,437)	(5,433)
Loss on sale of vessels(3)	(4,427)	(6,271)	—
Income from operations	9,012	5,660	53,838

Interest expense	(7,306)	(7,363)	(8,271)
Interest income	79	47	26
Realized and unrealized gain (loss) on
derivative instruments(4)	461	6,938	(7,781)
Equity income(5)	2,011	3,502	3,814
Other expense	(1,429)	(1,938)	(2,646)
Net income	2,828	6,846	38,980

Earnings per share attributable to
shareholders of Teekay Tankers
- Basic	0.02	0.04	0.25
- Diluted	0.02	0.04	0.25

Weighted-average number of total common
shares outstanding
- Basic	164,352,065	156,712,832	156,083,657
- Diluted	164,504,564	156,883,266	156,492,737

(1)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $20.4 million, $11.1 million and $9.0 million for the three months ended March 31, 2017, December 31, 2016 and March 31, 2016, respectively.

(2)	Other revenues include lightering support and LNG services revenue.

(3)
In March 2017, the Company agreed to sell an Aframax tanker, the Kyeema Spirit, for proceeds of $7.5 million, resulting in the recognition of a write-down of $2.6 million in the first quarter of 2017. In February 2017, the Company delivered the Yamuna Spirit, a Suezmax tanker, to its new owner and the Company recognized a loss on sale of the vessel of $1.5 million in the first quarter of 2017.

(4)
Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $0.4 million, $0.7 million and $9.6 million for the three months ended March 31, 2017, December 31, 2016 and March 31, 2016, respectively. Also includes realized gains relating to a time-charter swap agreement of $0.7 million and $0.9 million for the three months ended March 31, 2017 and December 31, 2016, respectively.

(5)
Included in equity income are the Company’s proportionate 11.3 percent share of earnings from its investment in TIL, which owned 18 conventional tankers as at March 31, 2017, its 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd (TTOL), which owns Teekay Corporation’s conventional tanker commercial and technical management operations.

Components of equity income are detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
High-Q Joint Venture	793	934	329
Tanker Investments Ltd.	333	334	2,080
Teekay Tanker Operations Ltd.	885	2,234	1,405
Total equity income	2,011	3,502	3,814

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2017	2016
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	47,564	68,108
Restricted cash	1,089	750
Pool receivable from affiliates	22,075	24,598
Accounts receivable	22,797	30,247
Vessels held for sale	7,500	33,802
Due from affiliates	37,869	41,420
Current portion of derivative asset	459	875
Prepaid expenses	15,858	15,684
Vessels and equipment - net	1,574,375	1,605,372
Investment in and advances to equity accounted
investments	83,284	81,273
Derivative assets	4,434	4,538
Intangible assets - net	16,843	17,658
Goodwill	8,059	8,059
Other non-current assets	37	41
Total assets	1,842,243	1,932,425

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	34,901	39,489
Current portion of long-term debt	155,050	171,019
Current portion of derivative liabilities	481	1,108
Deferred revenue	4,673	4,394
Due to affiliates	10,085	20,912
Long-term debt	690,304	761,997
Other long-term liabilities	14,333	12,882
Equity	932,416	920,624
Total liabilities and equity	1,842,243	1,932,425

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2017	2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net Income	2,828	38,980
Non-cash items:
Depreciation and amortization	24,909	27,067
Loss on sale of vessels	4,427	—
Unrealized gain on derivative instruments	(121)	(1,812)
Equity income	(2,011)	(3,814)
Other	2,897	3,517
Change in operating assets and liabilities	(3,366)	(5,531)
Expenditures for dry docking	(780)	(2,187)
Net operating cash flow	28,783	56,220

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	682	848,989
Repayments of long-term debt	(29,085)	(36,574)
Prepayment of long-term debt	(60,078)	(890,091)
Cash dividends paid	(4,964)	(18,724)
Proceeds from equity offerings, net of offering costs	13,565	—
Other	(213)	(499)
Net financing cash flow	(80,093)	(96,899)

INVESTING ACTIVITIES
Net proceeds from sale of vessels	32,626	—
Expenditures for vessels and equipment	(1,860)	(2,364)
Return of capital from Teekay Tankers Operations Ltd.	—	15,000
Net investing cash flow	30,766	12,636

Decrease in cash and cash equivalents	(20,544)	(28,043)
Cash and cash equivalents, beginning of the period	68,108	96,417
Cash and cash equivalents, end of the period	47,564	68,374

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	March 31, 2017		March 31, 2016
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	2,828	$0.02	38,980	$0.25

Add (subtract) specific items affecting net income:
Loss on sale of vessels(2)	4,427	$0.02	—	—
Unrealized (gain) loss on derivative instruments(3)	(121)	—	6,328	$0.04
Other(4)	(106)	—	650	—
Total adjustments	4,200	$0.02	6,978	$0.04
Adjusted net income attributable to shareholders of Teekay
Tankers	7,028	$0.04	45,958	$0.29

(1)	Basic per share amounts.

(2)	See note 3 to the Summary Consolidated Statements of Income included in this release for further details.

(3)
Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps, a time-charter swap and a TIL common stock purchase warrant.

(4)	The amounts recorded for the three months ended March 31, 2017 and 2016 primarily relate to unrealized derivative gains and losses in joint ventures and foreign exchange losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31, 2017	March 31, 2016
	(unaudited)	(unaudited)

Net income - GAAP basis	2,828	38,980

Add:
Depreciation and amortization	24,909	27,067
Proportionate share of free cash flow from equity accounted investments	3,508	5,527
Loss on sale of vessels	4,427	—
Other(1)	818	1,493

Less:
Equity income	(2,011)	(3,814)
Unrealized gain on derivative instruments	(121)	(1,812)
Amortization of in-process revenue contracts	—	(1,223)
Free cash flow	34,358	66,216

Weighted-average number of common shares outstanding for the period	164,352,065	156,083,657

(1) Other for the three months ended March 31, 2016 includes the write-off of debt issuance costs related to the refinancing of the Company's debt facilities in January 2016.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2017	December 31, 2016	March 31, 2016
	(unaudited)	(unaudited)	(unaudited)
Income from vessel operations	9,012	5,660	53,838
Depreciation and amortization	24,909	25,573	27,067
Amortization of in-process revenue contracts	—	—	(1,223)
Loss on sale of vessels	4,427	6,271	—
CFVO - Consolidated	38,348	37,504	79,682
CFVO - Equity Investments (See this Appendix C)	4,123	5,625	6,534
Total CFVO	42,471	43,129	86,216

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2017		December 31, 2016		March 31, 2016
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (2)
Revenues	34,766	5,239	36,045	5,413	52,752	7,185
Vessel and other operating expenses	(13,627)	(1,116)	(11,732)	212	(14,186)	(651)
Depreciation	(9,444)	(1,390)	(9,526)	(1,399)	(10,047)	(1,639)
Gain on sale of vessels	—	—	—	—	1,228	136
Income from vessel operations of equity accounted investments	11,695	2,733	14,787	4,226	29,747	5,031
Interest expense	(4,750)	(684)	(4,723)	(681)	(5,724)	(775)
Realized and unrealized gain (loss) on derivative instruments	45	23	174	87	(440)	(220)
Other	(695)	(61)	(939)	(130)	(1,388)	(222)
Equity income of equity accounted vessels	6,295	2,011	9,299	3,502	22,195	3,814

Income from vessel operations of equity accounted investments	11,695	2,733	14,787	4,226	29,747	5,031
Depreciation and amortization	9,444	1,390	9,526	1,399	10,047	1,639
Gain on sale of vessels	—	—	—	—	(1,228)	(136)
Cash flow from vessel operations of equity accounted investments	21,139	4,123	24,313	5,625	38,566	6,534

(1) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 11.3 percent to 50 percent.
(2) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 10.9 percent to 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the amount of new orders for tankers, the estimated growth in the world tanker fleet, the amount of tanker scrapping, estimated growth in global oil demand and supply, crude oil tanker demand, and the impact of the new regulations on ballast water treatment; the effect of OPEC supply cuts on changing trading patterns and increasing U.S. exports, including the impact on ton-mile demand and mid-size tanker demand; the timing and certainty of completing the sale-leaseback financing transaction relating to four modern Suezmax tankers and the expected impact on the Company’s liquidity; and the timing and certainty of the Kyeema Spirit vessel sale and delivery. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; inability to complete or a change to the terms of the sale-leaseback financing transaction relating to the four modern Suezmax tankers; a delay in, or failure to complete, the sale of the Kyeema Spirit and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.